Exhibit 8.1

Principal subsidiaries and consolidated affiliated entities of the Registrant

Subsidiaries	Place of Incorporation
So-Young Hong Kong Limited	Hong Kong
Beijing So-Young Wanwei Technology Consulting Co., Ltd.	PRC
Wuhan Miracle Laser System, Inc.

VIEs	Place of Incorporation
Beijing So-Young Technology Co., Ltd.	PRC
Beijing Chiyan Medical Beauty Consulting Co., Ltd.	PRC

VIEs’ Subsidiaries	Place of Incorporation
Beijing So-Young Souyang Investment Management Co., Ltd.	PRC
Beijing So-Young Qingyang Medical Device Co., Ltd.	PRC
Beijing Shengshi Meiyan Culture Co., Ltd.	PRC